Exhibit 3.1

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KEURIG GREEN MOUNTAIN, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Keurig Green Mountain, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, County of New Castle.  The name of its registered agent for service of process in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be common stock having a par value of $0.01 per share.

FIFTH:

(a)                                 To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b)                                 Each director, officer and employee, past or present, of the Corporation, and each person who serves or may have served at the request of the Corporation as a director, trustee, officer or employee of another corporation, association, trust or other entity and their respective heirs, administrators and executors, shall be indemnified by the Corporation in accordance with, and to the fullest extent permitted by, the provisions of the General Corporation Law of the State of Delaware as it may from time to time be amended.  Each agent of the Corporation and each person who serves or may have served at the request of the Corporation as an agent of another corporation, or as an employee or agent of any partnership, joint venture, trust or other enterprise may, in the discretion of the Board of Directors, be indemnified by the Corporation to the same extent as provided herein with respect to directors, officers and employees of the Corporation.  The provisions of this paragraph (b) shall apply to any member of any committee appointed by the Board of Directors as fully as though such person shall have been an officer or director of the Corporation.

(c)                                  The provisions of this Article Fifth shall be in addition to and not in limitation of any other rights, indemnities or limitations of liability to which any director or officer may be entitled, as a matter of law or under any by-law, agreement, vote of stockholders or otherwise.

(d)                                 Neither amendment nor repeal of this Article Fifth nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article Fifth shall eliminate or reduce the effect of this Article Fifth in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Fifth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SIXTH: In addition to the powers and authority herein before or by statute expressly conferred upon them, the Board of Directors of the Corporation is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the General Corporation Law of the State of Delaware, this Certificate of Incorporation and the by-laws of the Corporation.